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FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December, 2003

Legrand Holding S.A.
(Translation of registrant's name into English)

128, avenue du Maréchal de Lattre de Tassigny
87000 Limoges
France
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures:

        Reconciliation of financial information relating to Legrand Holding S.A. contained in a presentation to certain investors of Wendel Investissement in France on December 9, 2003.

        Press release dated December 1, 2003 relating to functions of certain of Legrand S.A.'s, Legrand Holding S.A.'s indirect operating subsidiary, executive officers.

Legrand Holding

Legrand Holding French Gaap figures

(in € millions) French Gaap	1st half 2003 adjusted(1)	1st half 2002 adjusted pro forma(2)	FY 2002 adjusted pro forma(2)	FY 2001 adjusted pro forma(2)
Sales(3)	1389	1523	2933	3057
% change	-8.8%		-4.1%
EBITDA(4)	286	295	576	588
as % of sales	20.6%	19.4%	19.6%	19.2%
Operating income before amortization of intangible assets and goodwill(4)	205	205	401	416
as % of sales	14.7%	13.4%	13.7%	13.6%

(in € millions) French Gaap	as of 06/30/2003	as of 12/31/2002
Net financial debt(5)	2504	2593
Net financial debt pro forma(6)	2543	2718

Important note

        In order to provide a comprehensive view of our business taking into account the acquisition by our wholly owned subsidiary of 98% of the share capital of Legrand SA on December 10, 2002 (the "Acquisition"), in order to provide comparable historical figures between our actual results following the Acquisition and those of Legrand SA, our predecessor, we present pro forma accounts of Legrand Holding for the first half of 2002, FY 2002 and FY 2001 (see definition (2)).

Definitions:

(1)
These figures are based on our financial statements adjusted to exclude the following purchase accounting entry related to the Acquisition: a one time non cash expenses due to goodwill allocation to inventories (first half 2002, FY 2002 and FY 2001: €126M respectively). We believe it is relevant to make these non operational purchase accountings adjustments in order to disclose the pure operational performance of Legrand Holding and in order to facilitate comparison to historical results of our predecessor prior to the Acquisition.

(2)
Proforma financial information = adjusted for (1) above and assuming full ownership of Legrand throughout the relevant period which means that pro forma accounts give effect to the following transactions (and certain other related transactions) as though they had occurred on January 1, 2002 and 2001 respectively:

•
the Acquisition for aggregate cash consideration of €3,626 million;

•
the completion of the Minority Buy-Out Offer of the remaining public shareholders of Legrand (assuming a per share price equal to that paid in the Acquisition and the acquisition of all outstanding options) for aggregate cash consideration of €74 million;

•
the sale of all marketable securities held by the group;

•
the repayment of all outstanding indebtedness of Legrand (other than the Yankee bonds, subordinated perpetual notes (the TSDIs) and €39 million of existing debt, including capital leases and other debt);

  •
  the financing of the foregoing transactions with existing cash of Legrand and with the proceeds from the issuance of ordinary shares to the Consortium which formed Legrand Holding for purposes of the Acquisition; the proceeds from the subordinated shareholder PIK loan provided by the Consortium; and borrowings under the senior credit agreement and the mezzanine credit agreement;

  •
  the use of the net proceeds of our offering of high yield notes on February 12, 2003, to repay the amounts borrowed under the mezzanine credit agreement.

        Reconciliation for the first half of 2002, FY 2002 and FY2001 of our Predecessor's Operating income and Legrand Holding's Operating income adjusted pro forma:

in € millions	H1 02	2002	2001
Operating income Predecessor	171.4	327.8	353.2
Less impact of purchase accounting entries recorded by Fimep:
Cost of goods sold	(125.8)	(125.8)	(125.8)
Changes in depreciation of intangible assets	(67.7)	(133.5)	(133.3)
Changes in depreciation of tangible assets	(0.8)	(1.6)	(1.6)
Change in goodwill amortization	2.8	14.2	4.5
Other adjustments	0.0	(0.8)	(0.8)

Subtotal purchase accounting entries	(191.5)	(247.5)	(257.0)

Operating income Legrand Holding pro forma	(20.1)	80.3	96.2

Adjustment for inventories revaluation	125.8	125.8	125.8

Operating income Legrand Holding adjusted pro forma	105.7	206.1	222.0

        Reconciliation for the first half of 2002, FY 2002 and FY2001 of our Predecessor's EBITDA and Legrand Holding's EBITDA adjusted pro forma:

in € millions	H1 02	2002	2001
EBITDA Predecessor	295.3	576.6	588.4
Add changes in operating income	(191.5)	(247.5)	(257.0)
Add changes in depreciation of tangible and intangible assets and goodwill	65.7	120.9	130.4

EBITDA Legrand Holding pro forma	169.5	450.0	461.8

Adjustment for inventories revaluation	125.8	125.8	125.8

EBITDA Legrand Holding adjusted pro forma	295.3	575.8	587.6

        Reconciliation for the first half of 2002, FY 2002 and FY2001 of our Predecessor's Operating income before amortization of intangible assets and goodwill and Legrand Holding's operating income before amortization of intangible assets and goodwill adjusted pro forma:

in € millions	H1 02	2002	2001
Operating income before amortization of intangible assets and goodwill Predecessor	205.2	404.0	418.6
Add changes in operating income	-191.5	-247.5	-257.0
Add changes in depreciation of intangible assets	67.7	133.5	133.3
Add changes in depreciation of goodwill	-2.8	-14.2	-4.5

Operating income before amortization of intangible assets and goodwill Legrand Holding pro forma	78.7	275.6	290.4

Adjustment for inventories revaluation	125.8	125.8	125.8

Operating income before amortization of intangible assets and goodwill Legrand Holding adjusted pro forma	204.5	401.4	416.2

(3)
Cash discount have been reallocated and are now deducted from sales (€17.6 million and €19,5 million in the first half of 2003 and 2002 respectively; €37.8 million and €39.2 million in 2002 and in 2001 respectively) and from consumptions (€1.0 million et €1,1 million in the first half of 2003 and 2002 respectively; €2.1 million and €2.3 million in 2002 and in 2001 respectively)

(4)
Reconciliation of EBITDA and Operating income before amortization of intangible assets and goodwill with Net Income:

        For our Predecessor for the first half of 2002, FY 2002 and FY2001:

in € millions	H1 02	2002	2001
Net income	100.3	185.8	176.1
Less equity in earnings of investees	-1.1	-2.7	-3.5
Less minority interests	0.8	1.6	1.7
Add income tax	44.7	51.4	56.0
Add other revenues (expenses)	11.2	40.2	27.6
Less profits (losses) from disposal of fixed assets	-11.2	-6.4	3.3
Add interests incomes (expenses)	26.7	57.9	92.0
Operating income	171.4	327.8	353.2
Add amortization of goodwill	23.7	56.4	46.7
Add amortization of intangible assets	10.1	19.8	18.7

Operating income before amortization of intangible assets and goodwill	205.2	404.0	418.6

Add depreciation of tangible assets	90.1	172.6	169.8

EBITDA	295.3	576.6	588.4

        For Legrand Holding for the first half of 2003:

in € millions	Legrand Holding 1H 03 adjusted for purchase accounting
Net income Legrand Holding	-6.8
Less equity in earnings of investees	-1.6
Less minority interests	0.1
Add income tax	26.8
Add other revenues (expenses)	26.7
Less profits (losses) from disposal of fixed assets	-0.9
Add interests incomes (expenses)	65.4
Operating income	109.7
Add amortization of goodwill	20.9
Add amortization of intangible assets	74.1

Operating income before amortization of intangible assets and goodwill	204.7

Add depreciation of tangible assets	81.0

EBITDA	285.7

        EBITDA means operating income plus depreciation of tangible assets and amortization of intangible assets. EBITDA is not a measurement of performance under US GAAP and you should not consider EBITDA as an alternative to (a) operating income or net income (as determined in accordance with US GAAP) as a measure of our operating performance, (b) cash flows from operating, investing and financing activities (as determined in accordance with US GAAP) as a measure of our ability to meet cash needs or (c) any other measures of performance under US GAAP. We believe that the EBITDA is a measure commonly reported and widely used by investors and other interested parties as a measure of a company's operating performance and debt servicing ability because it assists in comparing performance on a consistent basis without regard to depreciation and amortization, which can vary significantly depending upon accounting methods. Accordingly, this information has been included to permit a more complete and comprehensive analysis of our operating performance relative to other companies and of our debt servicing ability. Because all companies do not calculate EBITDA identically, our presentation of EBITDA may not be comparable to similarly titled measures of other companies.

        Operating Income before amortization of intangible assets and goodwill: we have included Operating Income before amortization of intangible assets and goodwill as a measure because we believe it provides a more comparable view of our operating performance with the historical results of Legrand SA, our predecessor as it is adjusted to exclude purchase accounting entries related to the Acquisition. We also believe this measure enhances comparability of our results of operations to those of other companies, as well as the financial models and expectations of investors and security analysts.

(5)
Net financial debt is defined as follows: short term borrowings + long term borrowings + subordinated securities - cash and cash equivalents, - marketable securities - short term restricted cash - long term restricted cash. We are excluding the related party subordinated shareholder PIK loan in this calculation. Including, the subordinated shareholder PIK loan, net financial debt amounts to €3,688.0 million as of June 30 2003 and €3,749.0 million as of December 31, 2002.

(6)
Reconciliation of Net Financial Debt pro forma with Net Financial Debt:

in € million	30/06/2003	31/12/2002
Net financial debt	2504.0	2593.0
Add fees and expenses incurred in connection with the Acquisition and related transactions which remained payable	4.8	51.0
Add cost to acquire minority shares owned by the public pursuant to minority buy out	34.6	74.0

Net financial debt pro forma	2543.4	2718.0

Forward looking statements:

        This announcement contains forward-looking statements within the meaning of the "safe harbor" provision of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Actual results may differ from those set forth in the forward-looking statements as a result of various factors (including, but not limited to, future global economic conditions, market conditions affecting the building sector, foreign exchange rates, intense competition in the markets where we operate, potential environmental liability and capital costs of compliance with applicable laws, regulations and standards in the markets where we operate, diverse political, legal, economic and other conditions affecting the markets where we operate, our ability to successfully integrate business acquisitions and our ability to service our debt requirements). Many of these factors are beyond our control.

        Investors are urged to read the registration statement of Legrand Holding/Fimep filed with the US Securities and Exchange Commission on Form F-4 on August 8, 2003, as amended and other relevant documents filed by Legrand Holding/Fimep with the US Securities and Exchange Commission because they contain important information. Investors are able to view these documents, as well as other documents filed by Legrand Holding/Fimep with the US Securities and Exchange Commission, free of charge at the US Securities and Exchange Commission's website, www.sec.gov. Legrand Holding disclaims any obligation to publicly update or revise any forward-looking information.

LEGRAND S.A.

        Tuesday, December 1st 2003

Recent Developments

Press Release

        In its meeting of December 1st 2003, the Board of directors decided to separate the duties of Chairman of the Board and Chief Executive Officer, in conformity with law NRE of May 15th, 2001.

        François Grappotte was appointed Chairman of the Board and Gilles Schnepp was appointed Vice-Chairman and Chief Executive Officer, in charge of the whole executive responsibilities of the company. These decisions come into effect on as of January 1st, 2004.

        The responsibilities of Olivier Bazil, Vice-Chairman and Chief Operating Officer, remain unchanged.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, Legrand Holding S.A. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LEGRAND HOLDING S.A.
Date: December 8, 2003	By:	/s/ PATRICE SOUDAN
	Name:	Patrice Soudan
	Title:	Chief Financial Officer

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Legrand Holding French Gaap figures
Recent Developments
SIGNATURES